

12060092

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 23081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNICREDIT CAPITAL MARKETS LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 42nd STREET
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW LUPO 212-672-5945
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE	NEW YORK	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/2/12

OATH OR AFFIRMATION

I, ANDREW LUPO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNICREDIT CAPITAL MARKETS LLC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

SUSAN RYAN
Notary Public, State of New York
No 01RY6230684
Qualified in Queens County
Commission Expires 11/8/2014

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



UNICREDIT CAPITAL MARKETS LLC

(A Wholly owned Subsidiary of UniCredit U.S. Finance LLC)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

UNICREDIT CAPITAL MARKETS LLC
(A Wholly owned Subsidiary of UniCredit U.S. Finance LLC)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
UniCredit Capital Markets LLC:

We have audited the accompanying statement of financial condition of UniCredit Capital Markets LLC (a wholly owned subsidiary of UniCredit U.S. Finance LLC) (the Company) as of December 31, 2011, which are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UniCredit Capital Markets LLC as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2012

UNICREDIT CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of UniCredit U.S. Finance LLC)

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	8,265
Securities owned, at fair value		313,071,210
Due from clearing broker		1,675,993
Underwriting fees receivable		1,157,063
Due from affiliated companies, net		13,902,269
Accrued interest receivable		413,418
Investment in private investment company		162,280
Prepaid income taxes		38,514
Prepaid expenses and other assets		105,251
Total assets	$	330,534,263
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	9,606,984
Total liabilities		9,606,984
Member's equity:		
Total member's equity		320,927,279
Total liabilities and member's equity	$	330,534,263

See accompanying notes to statement of financial condition.

(1) Organization

UniCredit Capital Markets LLC (the Company) is a wholly owned subsidiary of UniCredit U.S. Finance LLC (UCIUSF). The Company, formerly UniCredit Capital Markets Inc., was incorporated in New York in 1978. UCIUSF is a wholly owned subsidiary of UniCredit Bank AG, Munich (UCB Bank or the Parent). On November 1, 2010, UniCredit Capital Markets Conversion, LLC (UCMC) was established and on December 30, 2010, UniCredit Capital Markets Inc. was merged into UCMC (the Merger) under a tax-free liquidation pursuant Section 332 of the Internal Revenue Code. Upon the Merger, the name of UCMC was changed to UniCredit Capital Markets LLC.

Each share of capital stock of UniCredit Capital Markets Inc. issued and outstanding immediately prior to the Merger was deemed canceled. After the Merger, UCIUSF continued to be the sole member of the Company and owned all of the limited liability company interest in the Company.

On February 25, 2011, the Company received an equity contribution of $300 million from UCIUSF to support a securities lending business. Management expects this business to commence during the first quarter of 2012.

The Company is based in the United States of America and conducts business from its offices in New York City. The Company, which is engaged in brokerage-related activities, generates a significant portion of its revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include foreign securities order flow. In addition, the Company provides corporate and financial services to both its clients and customers of the Parent and its affiliates in the U.S. market.

The Company is a registered broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (ii) of the rule. The Company clears its transactions through another broker dealer, on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Basis of presentation

The Company's statement of financial condition have been prepared under accounting principles generally accepted in the United States of America (U.S. GAAP).

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers balances at banks and investments with original maturities of three months or less when purchased to be cash equivalents.

(d) Securities Transactions

Securities transactions are recorded on a trade-date basis. The Company's trading activities may include selling equity securities short. Subsequent market fluctuations may require the Company to purchase securities at prices that may differ from the fair value reflected in the Company's statement of financial condition. Securities owned or securities sold, not yet purchased are stated at quoted market price, with unrealized gains or losses reflected in principal transactions.

Securities not readily marketable, primarily investments in private investment companies, are valued at fair value as determined by management. In estimating fair value, the Company considers all appropriate factors relevant to such investments and consistently applies the procedures for arriving at estimated fair value.

(e) Income Taxes

The Company is a Limited Liability Company which is 100% owned by UCB Bank. For the tax year ended December 31, 2011, the Company is included in the consolidated federal income tax return of UCB Bank, but files separate tax returns for New York State and City. As such, state and local income taxes are determined on a stand-alone basis. The Company and UCB Bank have entered into a tax-sharing agreement effective January 1, 2011, which provides that the income tax liability of the Company will be determined as if the Company filed separate income tax returns. Any benefit arising from losses or credits from the Company utilized by UCB Bank in computing its tax liability on a consolidated basis shall be reimbursed by UCB Bank. Tax payables, receivables and benefits are reflected as a component of due from affiliated companies (see note 4).

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained.

(f) Recently Issued Accounting Standards

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosures about Fair Value Measurements*. The ASU requires disclosing the amounts of significant transfers in and out of Levels 1 and 2 of the fair value hierarchy and the reasons for the transfers. Additionally, disclosures of the gross purchases, sales, issuances, and settlement activity in Level 3 of the fair value measurement hierarchy are required for fiscal years beginning after

December 15, 2010. The implementation of this standard did not have a material impact on the Company's basic financial statements as the Company did not have significant transfers in or out of Levels 1 and 2 and did not have significant activity in Level 3 assets or liabilities.

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* The amendment creates a common definition of fair value for U.S. GAAP and IFRS and aligns the measurement and disclosure requirements. It requires additional disclosures both of a qualitative and quantitative nature, particularly on those instruments measured at fair value that are classified in Level 3 of the fair value hierarchy. The disclosure standard will become effective for annual periods beginning after December 15, 2011. The Company does not expect the implementation of this standard to have a material impact on the Company's basic financial statements.

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.* The ASU requires new disclosures about certain financial instruments and derivative instruments that are either offset in the balance sheet (presented on a net basis) or subject to an enforceable master netting arrangement or similar arrangement. The standard requires disclosures that provide both gross and net information in the notes to the financial statements for relevant assets and liabilities which include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The new disclosure requirements should enhance comparability between those companies that prepare their financial statements on the basis of U.S. GAAP and those that prepare their financial statements in accordance with IFRS. The disclosure standard will become effective for annual periods beginning January 1, 2013.

(3) Investment in a Private Investment Company

The Company has an investment in a private investment company at December 31, 2011 as follows:

Boston Capital Partners V, LLC	$	162,280

The Boston Capital Partners investment is accounted for at fair value as estimated by management of the Company.

(4) Income Taxes

Pursuant to its intercompany tax sharing agreement with the Parent (note 1) the Company maintains all tax related balances as a component of the due from affiliated companies balance with UCB Bank. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2011 are principally comprised of the effects of accrued bonus, deferred compensation and accumulated net operating loss (NOL) carryforward. As of December 31, 2011, the tax effect of these temporary differences resulted in deferred tax assets of approximately $7,695,309.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, if any, projected future taxable income, and tax planning strategies in making this assessment.

In order to fully realize the deferred tax asset, the Company will need to generate sufficient future taxable income prior to the expiration of the NOL carryforwards starting 2030 through 2031. As of December 31, 2011, the cumulative gross NOL is approximately $9,529,316. Considering the level of historical taxable losses and based on projections for future taxable income over the periods in which the deferred tax assets are deductible and considering management's ability to implement tax planning strategies related to intercompany cost allocation and revenue sharing arrangements, management believes it is more-likely-than-not that the Company will realize the benefits of these deductible differences at December 31, 2011. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company evaluates the uncertainties of tax positions taken or expected to be taken on a return based on the probability of whether the position taken will be sustained upon examination by taxing authorities. The Company uses a more-likely than not threshold for recognition and derecognition of tax position taken or to be taken in a tax return. The Company concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2011.

In accordance with the accounting guidance on the accounting for uncertainty in income taxes, the Company assessed its tax positions for all open tax years as of December 31, 2011 as follows:

Federal	Year 2008 through 2010
State and local taxes (UBT)	Year 2008 through 2010

(5) Commitments and Contingencies

Clearing Broker Agreement

The Company introduces its customer transactions to Pershing LLC, a clearing broker, with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. Securities purchased in connection with these transactions are collateral for amounts owed. The Company has a receivable of $1,675,993 from its clearing broker including a deposit for $252,542. This receivable represents a concentration of credit risk.

(6) Net Capital Requirements

As a registered broker-dealer and a member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital of $250,000. As of December 31, 2011, the Company had net capital of $305,147,377, which exceeded the regulatory requirement by $304,897,377.

(7) Related-Party Transactions

Due from affiliated companies is comprised of receivables from UCB Bank of $13,829,105, a receivable from Unicredit Global Banking Services (UGBS) of $94,949, and a payable due to UCIUSF of $21,785. The UCB Bank receivable represents a net balance related to the tax-sharing agreement between the Company and UCB Bank of approximately $7,695,309, a reimbursement of a Lehman Brothers Class Action Lawsuit of $4,700,000, and cash held at UCB Bank of $1,433,796, which is for the purpose of paying expenses for normal operating activities of the Company.

(8) Fair Value of Financial Instruments

Generally accepted accounting standards require the disclosure of the fair value of financial instruments, as defined, for both assets and liabilities reported in the statement of financial condition. Primarily all of the Company's financial instruments are carried at, or approximate, fair value.

(9) Fair Value Measurements

The Company applies ASC 820, *Fair Value Measurements and Disclosures*, which establishes a framework for measuring fair value by three level hierarchy and expands disclosures about fair value measurements. The Company records certain assets and liabilities at fair value.

The three-level hierarchy for fair value measurements is defined as follows:

Level 1 Pricing inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 Pricing inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.

Level 3 Pricing inputs are unobservable for the investment and include situations when there is few, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

The following table summarizes the valuation of the Company's investments by fair value hierarchy as described above as of December 31, 2011:

	Total	Level 1	Level 2	Level 3
U.S. Treasuries	$ 313,071,210	313,071,210	—	—
Private investment company	162,280	—	—	162,280
Total	$ 313,233,490	313,071,210	—	162,280

The investment in a private investment company is stated at fair value based upon the Company's equity interest in the investee company.

(10) Subsequent Events

Subsequent to December 31, 2011 and through February 28, 2012, the date through which management evaluated subsequent events and on which the financial statements were available for issuance, management has concluded that there were no subsequent events required to be accrued or disclosed.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Member
UniCredit Capital Markets LLC:

In planning and performing our audit of the financial statements of UniCredit Capital Markets LLC (the Company) (a wholly owned subsidiary of UniCredit U.S. Finance LLC), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012